320 South Canal Street Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

September 28, 2022

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Bitwise Funds Trust

File Nos. 333-264900; 811-23801

Dear Ms. Vroman-Lee:

This letter responds to your comments made telephonically on September 6, 2022 regarding the registration statement filed on Form N-1A for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 12, 2022 (the “Registration Statement”). The Registration Statement relates to the Bitwise Web3 ETF (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

Please revise the disclosure set forth in the section entitled “Principal Investment Strategies” as it relates to Web 2.0, as set forth below.

Web 2.0” describes the era of internet centralization, where most communication and commercial activity occurs on closed platforms owned by a concentrated number of powerful corporations, which may be subject to government regulations. The future era is “Web 3.0” or “Web3,” where such monopolistic control will be replaced by a decentralized system.

In particular, please revise the reference to Web 2.0 being owned by a concentrated number of powerful corporations and the final sentence describing the monopolistic control such companies may exert.

Response to Comment 1

Pursuant to the Staff’s request, the reference disclosure has been revised as set forth below:

“Web 2.0” describes the era of internet centralization, where most communication and commercial activity occurs on closed platforms owned by a small number of corporations that are subject to government regulations. “Web 3.0” or “Web3” imagines a future era of internet decentralization that replaces the system where a small number of companies can exert such a strong influence over internet users.

Comment 2 – Principal Investment Strategies

Please revise the disclosure set forth below to clarify that members of the Index Classification Group are employees of the Adviser.

Response to Comment 2

Pursuant to the Staff’s request, the referenced disclosure has been revised as set forth below.

… [T]he Index Classification Group, a committee of industry experts employed by an affiliate of the Adviser, first seeks to identify those companies .. . . (emphasis added)

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Richard J. Coyle

            Richard J. Coyle

cc:   Katherine Dowling, Esq.

 Kathleen Moriarty, Esq.